Mail Stop 3561

June 13, 2007

Wilbert H. Marmion, III
Chief Executive Officer
Marmion Industries Corp.
9103 Emmott Road
Building 6, Suite A
Houston, Texas 77040

   Re: **Marmion Industries Corp.**
            Registration Statement on Form SB-2
            Amendment No. 1 Filed May 25, 2007
            File No. 333-142046

            Form 10-QSB for the Period Ended March 31, 2007
            Filed May 21, 2007
            File No. 0-31507

Dear Mr. Marmion:

       We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 11

   1. The table you provide refers to the date of April 2, 2007 while the narrative refers to a date of April 9, 2007. Please revise to update and reconcile these dates, to the extent they are intended to be the same.

March 2007 Private Placement, page 20

2. Here and on page 36, please revise your disclosure to discuss whether you have already made the first two of the six interest-only payments in cash. We presume these payments are the first two referenced in the table on page 36 that were made on April 2 and 30, 2007 in the amounts of $11,018.35 and $28,126.36, respectively, but please confirm.

Selling Securityholders, page 31

3. We note your response to prior comment 7 of our letter dated May 9, 2007. It would appear that the third column in the table you provide on page 31 in response to our comments should be blank as you indicate that this is the first transaction between you and the selling shareholder so no shares have yet been registered for resale that continue to be held by the selling stockholder. Please revise.

Description of Securities, page 34

Convertible Notes, page 35

4. We note your response to prior comment 2 of our letter dated May 9, 2007. We note your inclusion of footnote (5) beneath the table, however, it does not appear that this note has been associated with any disclosure in the table. Also, we note your indication that you did not make any payments for liquidated damages. Considering the convertible debenture provides for payment of liquidated damages under certain circumstances, revise this table to provide this amount as it constitutes an amount that you may be required to make in the future. Please provide similar disclosure for the amounts due in the event of default, which you refer to on page 35.

5. We note your response to prior comment 2 of our letter dated May 9, 2007. You disclose at the bottom of page 36 that the total possible cash payments to the selling stockholder during the first 12 months after issuance is approximately $1.5 million. Please make sure this disclosure is consistent with the tabular disclosure that appears on the following page, where you indicate that this amount constitutes $1,357,140.

Form 10-QSB filed for the Period Ended March 31, 2007

Exhibits 31.1 and 31.2

6. We note that you have substantially complied with prior comment 14, however, it appears that you continue to not use the exact wording of the certification

provided in Item 601(b)(31) of Regulation S-B. Specifically, your certifications refer to "registrant" rather than "small business issuer" and the last clause of paragraph 5.(b) should read "in the small business issuer's internal control over financial reporting" as opposed to "…internal controls." Please confirm that you will make these changes in future filings.

* * * * *

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory R. Carney
        Via Fax: (949) 851-5940